140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
January 26, 2021	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  David Burton

        Sasha Parikh

        Chris Edwards

        Celeste Murphy

Re:    Terns Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed on January 15, 2021

File No. 333-252180

Ladies and Gentlemen:

On behalf of Terns Pharmaceuticals, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on November 10, 2020, resubmitted to the Commission on December 15, 2020, and subsequently filed the Registration Statement with the Commission on January 15, 2021.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. In particular, the Company references Comment #8 of the Staff’s letter dated December 7, 2020 with respect to providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this Letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and significant judgments and estimates—Fair value of common stock” and “—Common stock valuation methodology” (the “MD&A”) and appears on pages 104 through 106 of the Registration Statement. This Letter sets forth the Company’s analysis of the equity award grants made by the Company from January 1, 2020 to the date hereof.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate [***]-to-1 reverse stock split, which would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-split basis, unless otherwise expressly noted.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS SINCE SEPTEMBER 30, 2019

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since September 30, 2019, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes.

Grant Date(a)	Number of Shares Underlying Options Grants	Exercise Price Per Share	Estimated Fair Value – Financial Reporting Purposes
March 16, 2020	[***]	$[***]	$[***] (b)
June 24, 2020	[***]	$[***]	$[***] (b)
July 31, 2020	[***]	$[***]	$[***] (b)
August 13, 2020	[***]	$[***]	$[***] (b)
September 10, 2020	[***]	$[***]	$[***] (b)
December 30, 2020	[***]	$[***]	*(c)

(a)	No equity grants were awarded between October 1, 2019 and March 15, 2020.
(b)

Represents the fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant date fair value of the stock options issued on the applicable date for which compensation expense is recognized for the nine month period ended September 30, 2020. See below for discussion on the Company’s retrospective review of estimated fair value.

(c)

The Company has not completed its financial reporting for the three month period ended December 31, 2020; however, in light of the proximity of the grants to the IPO, the Company anticipates utilizing the price to the public for purposes of the grant date fair value for recording stock compensation expense for the three month period ended December 31, 2020.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

As described in MD&A, the Company has utilized the option-pricing method (“OPM”) for determining the fair value of its common stock, and in October 2020 the Company performed a retrospective valuation as of June 24, 2019 and June 1, 2020 and conducted a new valuation as of September 1, 2020. For the June 1, 2020 and September 1, 2020 valuations the Company utilized the probability-weighted expected return method (“PWERM”) for determining the fair value of its common stock. The OPM approach estimates value based on the expectation of future cash flows that a company will generate such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These cash flows are discounted to the present using a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. The selected discount rate is generally based on rates of return available from alternative investments of similar type, quality, and risk. Once the value of the company is estimated, it is allocated to the common stock using the OPM. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability. In the valuations conducted in October 2020, the Company also incorporated the hybrid method by estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of the scenarios. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

At each grant date, the Board of Directors evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board of Directors determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

RECENT VALUATIONS AND OPTION GRANTS

June 24, 2019 Valuation and March 16, 2020 and June 24, 2020 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of June 24, 2019 to be $[***] per share (the “June 2019 Valuation”). For purposes of the June 2019 Valuation, the third-party firm relied on a combination of the income approach’s discounted cash flow method to estimate the Company’s total equity value and the OPM to allocate the Company’s total equity value among its equity owners. The value allocated to the common stock through the OPM was $[***] per share, on a marketable basis. A discount for lack of marketability (“DLOM”) of [***]% was then applied, resulting in a fair value of the Company’s common stock of $[***] per share on a minority, non-marketable basis.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

In connection with the grants of stock options made on March 16, 2020 and June 24, 2020, the Board, with input from management, concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of June 24, 2019, and other objective and subjective factors described on page 105 of the Registration Statement. On each grant date, the Board of Directors concluded that there had not been an increase to the fair value of the Company’s common stock. During this period, the Company continued to progress in its research and development efforts, but no event or events occurred during this period that caused the Board of Directors to conclude that there had been an increase to the fair value of the Company’s common stock.

June 1, 2020 Valuation and July 31, 2020, August 13, 2020 and September 10, 2020 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of June 1, 2020 to be $[***] per share (the “June 2020 Valuation”).

For the June 2020 Valuation, the Company employed the PWERM to compute the probability-weighted value of the common stock across two scenarios. The Company anticipated two potential future events (collectively, the “June 2020 Scenarios”):

(i) an IPO in [***] (the “June 2020 IPO Scenario”); and

(ii) the Company continuing to remain privately held for approximately [***] years (the “June 2020 Stay Private Scenario”).

The Company weighted the aggregate probability of the June 2020 IPO Scenario at [***]% and the June 2020 Stay Private Scenario at [***]%. The Company believes that the June 2020 Scenarios used in the June 2020 Valuation and the probability weighting of each such event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

For purposes of the June 2020 IPO Scenario an equity value of $[***] million was estimated and for the June 2020 Stay Private Scenario the OPM resulted in an equity value of $[***] million. After a present value discount for the June 2020 IPO Scenario, a DLOM of [***]% was applied in the June 2020 IPO Scenario and a DLOM of [***]% was applied in the June 2020 Stay Private Scenario to the respective per share equity values. In each case, the DLOM was supported by protective put-option analyses based on the Asian and European Protective Put Models and an option-based approach based on the Finnerty Model.

Applying the estimated probabilities of [***]% to the June 2020 IPO Scenario and [***]% to the June 2020 Stay Private Scenario, the Company estimated that the fair value of common stock as of June 1, 2020 was $[***]per share on a minority, non-marketable basis.

In connection with the grants of stock options made on July 31, 2020 August 13, 2020 and September 10, 2020, the Board, with input from management, concluded that the estimated fair value of the Company’s common stock was $[***] per share in consideration of the valuation analysis as of June 1, 2020, and other objective and subjective factors described on page 105 of the Registration Statement. During the period from the June 2020 Valuation to each of the grants in 2020 ending with the grant on September 10, 2020, the Board of Directors concluded that there had not been an increase to the fair value of the Company’s common stock. During this period, the Company continued to progress in its research and development efforts, but no event or events occurred during this period that caused the Board of Directors to conclude that there had been an increase to the fair value of the Company’s common stock.

June 24, 2019 Retrospective Valuation

In October 2020, in connection with the preparation of the Company’s financial statements a retrospective valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of June 24, 2019 to be $[***] per share, solely for accounting purposes (the “June 2019 Retrospective Valuation”).

For purposes of the June 2019 Retrospective Valuation, the third-party firm relied on a combination of the income approach’s discounted cash flow method to estimate the Company’s total equity value and the OPM to allocate the Company’s total equity value among its equity owners. The value allocated to the common stock through the OPM was $[***] per share, on a marketable basis. A DLOM of [***]% was then applied, resulting in a fair value of the Company’s common stock as of June 24, 2019 of $[***] per share on a minority, non-marketable basis. In connection with the preparation of its financial statements for the Registration Statement, the Company utilized the $[***] per share to calculate the grant date fair value of the stock options issued for which compensation expense was recognized in the nine month period ended September 30, 2020 for each option grant made on March 16, 2020.

June 1, 2020 Retrospective Valuation

In October 2020, in connection with the preparation of the Company’s financial statements a retrospective valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of June 1, 2020 to be $[***] per share, solely for accounting purposes (the “June 2020 Retrospective Valuation”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

For the June 2020 Retrospective Valuation, the Company employed the PWERM to compute the probability-weighted value of the common stock across two scenarios. The Company anticipated two potential future events (collectively, the “June 2020 Retrospective Scenarios”):

(i) an IPO in [***] (the “June 2020 Retrospective IPO Scenario”); and

(ii) the Company continuing to remain privately held for approximately [***] years (the “June 2020 Retrospective Stay Private Scenario”).

The Company weighted the aggregate probability of the June 2020 Retrospective IPO Scenario at [***]% and the June 2020 Retrospective Stay Private Scenario at [***]%. The Company believes that the June 2020 Retrospective Scenarios used in the June 2020 Retrospective Valuation and the probability weighting of each such event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

For purposes of the June 2020 Retrospective IPO Scenario an equity value of $[***] million was estimated and for the June 2020 Retrospective Stay Private Scenario the OPM resulted in an equity value of $[***] million. After a present value discount for the June 2020 Retrospective IPO Scenario, a DLOM of [***]% was applied in the June 2020 Retrospective IPO Scenario and a DLOM of [***]% was applied in the June 2020 Retrospective Stay Private Scenario. In each case, the DLOM was supported by protective put-option analyses based on the Asian and European Protective Put Models and an option-based approach based on the Finnerty Model.

Applying the estimated probabilities of [***]% to the June 2020 Retrospective IPO Scenario and [***]% to the June 2020 Retrospective Stay Private Scenario, the Company estimated that the fair value of common stock as of June 1, 2020 was $[***] per share on a minority, non-marketable basis. In connection with the preparation of its financial statements for the Registration Statement, the Company utilized the $[***] per share to calculate the grant date fair value of the stock options issued for which compensation expense was recognized in the nine month period ended September 30, 2020 for each option grant made on June 24, 2020 and July 31, 2020.

September 1, 2020 Valuation

In October 2020, in connection with the preparation of the Company’s financial statements a valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of September 1, 2020 to be $[***] per share, solely for accounting purposes (the “September 2020 Valuation”).

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

For the September 2020 Valuation, the Company employed the PWERM to compute the probability-weighted value of the common stock across two scenarios. The Company anticipated two potential future events (collectively, the “September 2020 Scenarios”):

(i) an IPO in [***] (the “September 2020 IPO Scenario”); and

(ii) the Company continuing to remain privately held for approximately [***] years (the “September 2020 Stay Private Scenario”).

The Company weighted the aggregate probability of the September 2020 IPO Scenario at [***]% and the September 2020 Stay Private Scenario at [***]%. The Company believes that the September 2020 Scenarios used in the September 2020 Valuation and the probability weighting of each such event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

For purposes of the September 2020 IPO Scenario an equity value of $[***] million was estimated and for the September 2020 Stay Private Scenario the OPM resulted in an equity value of $[***] million. The estimate of the Company’s equity value in the September 2020 IPO Scenario was based on (i) discussions with management and (ii) an analysis of recent IPOs in the biotechnology industry which were in pre-clinical or clinical trials at the time of their public offering. In applying the OPM for the September 2020 Stay Private Scenario, the income approach’s discounted cash flow method was used to estimate the Company’s total equity value. After a present value discount for the September 2020 IPO Scenario, a DLOM of [***]% was applied in the September 2020 IPO Scenario and a DLOM of [***]% was applied in the September 2020 Stay Private Scenario. In each case, the DLOM was supported by protective put-option analyses based on the Asian and European Protective Put Models and an option-based approach based on the Finnerty Model.

Applying the estimated probabilities of [***]% to the September 2020 IPO Scenario and [***]% to the September 2020 Stay Private Scenario, the Company estimated that the fair value of common stock as of September 1, 2020 was $[***]per share on a minority, non-marketable basis. In connection with the preparation of its financial statements for the Registration Statement, the Company utilized the $[***] per share to calculate the grant date fair value of the stock options issued for which compensation expense was recognized in the nine month period ended September 30, 2020 for each option grant made on August 13, 2020 (in light of the proximity to the September 1, 2020 valuation date) and September 10, 2020.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

November 10, 2020 Valuation and December 30, 2020 Grant

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of November 10, 2020 to be $[***] per share (the “November 2020 Valuation”). Notably, the November 2020 Valuation took into consideration the anticipated Series C financing of the Company in which the Company anticipated raising an additional $[***] million in new capital by issuing senior Series C preferred shares at a price of $0.832 per share.

For the November 2020 Valuation, the Company employed the PWERM to compute the probability-weighted value of the common stock across two scenarios. The Company anticipated two potential future events (collectively, the “November 2020 Scenarios”):

(i) an IPO in [***] (the “November 2020 IPO Scenario”); and

(ii) the Company continuing to remain privately held for approximately [***] years (the “November 2020 Stay Private Scenario”).

The Company weighted the aggregate probability of the November 2020 IPO Scenario at [***]% and the November 2020 Stay Private Scenario at [***]%. The Company believes that the November 2020 Scenarios used in the November 2020 Valuation and the probability weighting of each such event were appropriate at the time, in light of the Company’s stage of development and operating results, its prospects for an IPO in the near term, the feasibility of completing an IPO, and general conditions in the capital markets, including with respect to IPOs. The timing of these scenarios was determined based primarily on input from the Board of Directors and management.

For purposes of the November 2020 IPO Scenario an equity value of $[***] million was estimated based on the post-money valuation ascribed in the anticipated Series C financing. For the November 2020 Stay Private Scenario the OPM resulted in an equity value of $[***] million. The estimate of the Company’s equity value in the November 2020 IPO Scenario was based on (i) discussions with management and (ii) an analysis of recent IPOs in the biotechnology industry which were in pre-clinical or clinical trials at the time of their public offering. In applying the OPM for the November 2020 Stay Private Scenario, the terms and pricing of the Company’s expected Series C preferred financing were used as an indication of value.

A DLOM of [***]% was applied in the November 2020 IPO Scenario and a DLOM of [***]% was applied in the November 2020 Stay Private Scenario. In each case, the DLOM was supported by protective put-option analyses based on the Asian and European Protective Put Models and an option-based approach based on the Finnerty Model.

Applying the estimated probabilities of [***]% to the November 2020 IPO Scenario and [***]% to the November 2020 Stay Private Scenario, the Company estimated that the fair value of common stock as of November 10, 2020 was $[***] per share on a minority, non-marketable basis. On December 30, 2020, the Company’s Board relied on the valuation for purposes of establishing the exercise price for stock options. The Company has not yet completed its financial reporting for the three month period ended December 31, 2020; however, in light of the proximity of the grants to the IPO, the Company anticipates utilizing the price to the public for purposes of the grant date fair value for recording stock compensation expense for the three month period ended December 31, 2020.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

PRELIMINARY IPO PRICE RANGE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share for the Company’s shares of common stock, with a Preliminary Assumed IPO Price of approximately $[***] per share.

The Preliminary IPO Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the quality and reputation of the investors in the Company’s Series C financing;

•	the progress by the Company in its nonclinical and clinical development programs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for biotechnology companies such as the Company;

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company; and

•	input received from the Company’s “testing the waters meetings” and initial road show meetings.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (pre-split)	$[***]	$[***]	$[***]
Pre-Offering Equity Value Per Share (post-split)	$[***]	$[***]	$[***]

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

As noted above, the Company previously reassessed the grant date fair value of all of its grants made during the nine month period ended September 30, 2020 (March 16, 2020, June 24, 2020, July 31, 2020, August 13, 2020 and September 10, 2020). Notably, the equity value ascribed to the Company in each of the IPO scenarios is consistent with the Pre-Offering Equity value range. However, these valuations differ in methodology in that they incorporate multiple probability-weighted scenarios, not all of which allocate value to the Company’s common stockholders, and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount to account for lack of marketability. In contrast, the Preliminary Assumed IPO Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock. Additionally, the Preliminary Assumed IPO Price assumes only a single potential liquidity event, the IPO, and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary Assumed IPO Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability. Additionally, the Preliminary Assumed IPO Price assumes the conversion of all of the Company’s convertible preferred stock into common stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation for purposes of the Preliminary Assumed IPO Price, compared to the retrospective valuations, which included the effect of preferences for the Company’s convertible preferred stock in relation to the allocations of value.

In regards to the Company’s most recent stock option grants issued on December 30, 2020, the Company respectfully submits that it has not yet completed its financial reporting for the three month period ended December 31, 2020. As noted above, the Company anticipates that it will utilize the per share price to the public in its contemplated IPO as the grant date fair value for financial reporting purposes for such period in light of the proximity of the grants to the IPO.

CONCLUSION

In conclusion, the Company respectfully submits that the differences between the Preliminary IPO Price Range and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.

January 26, 2021

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Senthil Sundaram, Terns Pharmaceuticals, Inc.

Bryan Yoon, Esq., Terns Pharmaceuticals, Inc.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Michael Podolny, Esq., Latham & Watkins LLP

Yasin Keshvargar, Esq., Davis Polk & Wardwell LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

TERNS PHARMACEUTICALS, INC.